FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

March 22, 2016

Commission File Number 001-31335

AU Optronics Corp.
(Translation of registrant’s name into English)

No. 1 Li-Hsin Road 2
Hsinchu Science Park
Hsinchu, Taiwan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Not applicable

INDEX TO EXHIBITS

Item

1.	Taiwan Stock Exchange filing entitled, “To announce the differences for consolidated financial statements prepared in accordance with Taiwan IFRS and IFRS for the year of 2015” dated March 22, 2016.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AU Optronics Corp.

Date: March 22, 2016	By:	/s/ Andy Yang
		Name:	Andy Yang
		Title:	Chief Strategy Officer

Item 1

AU Optronics Corp.

March 22, 2016

English Language Summary

Subject: To announce the differences for consolidated financial statements prepared in accordance with Taiwan IFRS and IFRS for the year of 2015

Regulation: Published pursuant to Article 4-47 of the Taiwan Stock Exchange's Operating Procedures for the Publication of Material Information by Listed Companies

Date of Events: 2016/03/22

Contents:

1.	Date of occurrence of the event:2016/03/22

2.	Cause of occurrence:

To announce the differences for consolidated financial statements prepared in accordance with Taiwan IFRS and IFRS for the year of 2015

3.	Content of overseas financial report required to be adjusted due to inconsistency in the accounting principles applied in the two places for (please enter in Chinese):

(1)	Under International Financial Reporting Standards endorsed by the ROC Financial Supervisory Commission (“Taiwan IFRS”), AUO reported consolidated net profit attributable to shareholders of the parent company of NT$4,931,960 thousand, total comprehensive income attributable to shareholders of the parent company of NT$4,838,950 thousand, basic and diluted earnings per share, net of tax, of NT$0.51 and NT$0.46, respectively, for the year ended December 31, 2015; consolidated total assets of NT$425,554,245 thousand, consolidated total liabilities of NT$220,917,840 thousand, non-controlling interests of NT$22,651,183 thousand, and equity attributable to shareholders of the parent company of NT$181,985,222 thousand as of December 31, 2015.

(2)	For the purpose of filing the annual report on Form 20-F with the U.S. Securities and Exchange Commission, AUO prepared its consolidated financial statements in accordance with the International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) and reported consolidated net profit attributable to shareholders of the parent company of NT$7,242,170 thousand, total comprehensive income attributable to shareholders of the parent company of NT$7,185,693 thousand, basic and diluted earnings per share, net of tax, of NT$0.75 and NT$0.70, respectively, for the year ended December 31, 2015; consolidated total assets of NT$399,237,131 thousand, consolidated total liabilities of NT$218,576,058 thousand, non-controlling interests of NT$22,648,604 thousand, and equity attributable to shareholders of the parent company of NT$158,012,469 thousand as of December 31, 2015.

(3)	The differences between Taiwan IFRS and IFRS followed by AUO for year 2015, in addition to the accumulated effects of differences carried over from prior years, mainly come from 10% tax on undistributed earnings and recognition of deferred tax assets, etc.

4.	Any other matters that need to be specified:

For more details, please refer to AUO’s annual report on Form 20-F at:

http://auo.com/?sn=161&lang=en-US